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02028380

FILE NO. 82-4740

April 10, 2002

02 APR 12 AM 9:

SUPPL

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 1, 2002;

(ii) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 11, 2002; and

dlw 4/16

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

(iii) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 14, 2002;

(iv) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 22, 2002; and

(v) the Information on Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of March 22, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexey Kiyashko /cmr

Alexey Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

A. Litvinov
JSC Electrosvyaz (Rostov Region)

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 1, 2002*
Code of the fact (event, action): *0200191A01032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5466% of the charter capital
after the changes: 2.5259% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 1, 2002.

Deputy General Director /s/ G.K. Borisova
[Seal]

File No. 82-4740

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 11, 2002*
Code of the fact (event, action): *0300191A11032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0249% of the charter capital
after the changes: 9.8178% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 11, 2002.

Deputy General Director /s/ [Seal] G.K. Borisova

File No. 82-4740

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 14, 2002*
Code of the fact (event, action): *0200191A14032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5259% of the charter capital
after the changes: 2.5052% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 14, 2002.

Deputy General Director /s/ G.K. Borisova
[Seal]

File No. 82-4740

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *March 22, 2002*
Code of the fact (event, action): *0300191A22032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9343% of the charter capital
after the changes: 10.0151% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 22, 2002.

Deputy General Director /s/ G.K. Borisova
[Seal]